Exhibit 99.2
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash	$455,679	$444,759
Accounts receivable	175,006	311,595
Income tax recoverable	14,762	–
Inventory	23,748	24,245
Total current assets	669,195	780,599
Non-current assets:
Income tax recoverable	–	2,917
Property, plant and equipment	3,632,922	3,883,332
Intangibles	3,977	3,363
Goodwill	206,306	208,479
Total non-current assets	3,843,205	4,098,091
Total assets	$4,512,400	$4,878,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$166,836	$235,948
Income tax payable	–	7,836
Total current liabilities	166,836	243,784
Non-current liabilities:
Share based compensation (Note 7)	16,463	15,201
Provisions and other	13,996	14,520
Long-term debt (Note 4)	2,049,286	2,180,510
Deferred tax liabilities	246,264	303,466
Total non-current liabilities	2,326,009	2,513,697
Shareholders' equity:
Shareholders' capital (Note 5)	2,319,276	2,316,321
Contributed surplus	36,742	35,800
Deficit	(474,573)	(397,013)
Accumulated other comprehensive income (Note 6)	138,110	166,101
Total shareholders' equity	2,019,555	2,121,209
Total liabilities and shareholders' equity	$4,512,400	$4,878,690

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2016	2015	2016	2015
Revenue	$163,979	$334,462	$465,706	$846,582
Expenses:
Operating	110,909	211,083	281,979	511,347
General and administrative	29,063	31,951	57,017	73,254
Restructuring	1,607	3,073	5,046	10,242
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange and depreciation and amortization	22,400	88,355	121,664	251,739
Depreciation and amortization	96,611	120,128	191,860	236,225
Operating earnings (loss)	(74,211)	(31,773)	(70,196)	15,514
Foreign exchange	754	8,318	8,335	(20,088)
Finance charges (Note 8)	33,161	32,348	69,398	52,030
Gain on repurchase of unsecured senior notes (Note 4)	–	–	(4,873)	–
Loss before income taxes	(108,126)	(72,439)	(143,056)	(16,428)
Income taxes:
Current	(11,395)	1,213	(14,359)	7,516
Deferred	(39,054)	(43,835)	(51,137)	(18,160)
	(50,449)	(42,622)	(65,496)	(10,644)
Net loss	$(57,677)	$(29,817)	$(77,560)	$(5,784)
Net loss per share: (Note 9)
Basic	$(0.20)	$(0.10)	$(0.26)	$(0.02)
Diluted	$(0.20)	$(0.10)	$(0.26)	$(0.02)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2016	2015	2016	2015
Net loss	$(57,677)	$(29,817)	$(77,560)	$(5,784)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	6,107	(39,087)	(147,991)	165,380
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(5,473)	30,305	120,000	(126,585)
Comprehensive income (loss)	$(57,043)	$(38,599)	$(105,551)	$33,011

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2016	2015	2016	2015
Cash provided by (used in):
Operations:
Net loss	$(57,677)	$(29,817)	$(77,560)	$(5,784)
Adjustments for:
Long-term compensation plans	7,565	9,300	15,089	12,707
Depreciation and amortization	96,611	120,128	191,860	236,225
Gain on repurchase of unsecured senior notes (Note 4)	–	–	(4,873)	–
Foreign exchange	3,554	9,068	11,537	(20,377)
Finance charges	33,161	32,348	69,398	52,030
Income taxes	(50,449)	(42,622)	(65,496)	(10,644)
Other	518	(50)	140	1,349
Income taxes paid	(4,808)	(4,092)	(10,575)	(9,788)
Income taxes recovered	67	249	67	1,111
Interest paid	(61,478)	(55,744)	(69,509)	(63,193)
Interest received	1,564	14,405	2,143	14,723
Funds provided by (used in) operations	(31,372)	53,173	62,221	208,359
Changes in non-cash working capital balances	52,037	116,704	70,618	176,656
	20,665	169,877	132,839	385,015
Investments:
Purchase of property, plant and equipment	(53,424)	(113,045)	(80,585)	(338,867)
Proceeds on sale of property, plant and equipment	1,548	3,598	3,705	6,474
Income taxes recovered	2,917	55,138	2,917	55,138
Changes in non-cash working capital balances	6,825	(99,649)	(19,284)	(154,276)
	(42,134)	(153,958)	(93,247)	(431,531)
Financing:
Repurchase of unsecured senior notes (Note 4)	–	–	(8,409)	–
Debt issue costs	(1,155)	–	(1,155)	(975)
Dividends paid	–	(20,498)	–	(40,995)
Issuance of common shares on the exercise of options	1,724	93	1,914	93
	569	(20,405)	(7,650)	(41,877)
Effect of exchange rate changes on cash and cash equivalents	223	(11,005)	(21,022)	30,605
Increase (decrease) in cash and cash equivalents	(20,677)	(15,491)	10,920	(57,788)
Cash and cash equivalents, beginning of period	476,356	449,184	444,759	491,481
Cash and cash equivalents, end of period	$455,679	$433,693	$455,679	$433,693

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income (Note 6)	Deficit	Total equity
Balance at January 1, 2016	$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209
Net loss for the period	–	–	–	(77,560)	(77,560)
Other comprehensive loss for the period	–	–	(27,991)	–	(27,991)
Share options exercised (Note 5)	2,955	(1,041)	–	–	1,914
Share based compensation expense (Note 7)	–	1,983	–	–	1,983
Balance at June 30, 2016	$2,319,276	$36,742	$138,110	$(474,573)	$2,019,555

(Stated in thousands of Canadian dollars)	Shareholders' capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2015	$2,315,539	$31,109	$46,292	$48,426	$2,441,366
Net loss for the period	–	–	–	(5,784)	(5,784)
Other comprehensive income for the period	–	–	38,795	–	38,795
Dividends	–	–	–	(40,995)	(40,995)
Share options exercised	142	(49)	–	–	93
Shares issued on redemption of non-management directors' DSUs	640	(324)	–	–	316
Share based compensation expense (Note 7)	–	2,548	–	–	2,548
Balance at June 30, 2015	$2,316,321	$33,284	$85,087	$1,647	$2,436,339
See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Corporation ("Precision" or the "Corporation") is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION
(a) Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2015.
These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's consolidated audited annual financial statements for the year ended December 31, 2015 which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee.
These condensed consolidated interim financial statements were approved by the Board of Directors on July 20, 2016.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 44% (2015 - 42%) of consolidated total assets as at June 30, 2016 and 37% (2015 - 35%) of consolidated revenue for the six months ended June 30, 2016. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on Precision's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision's slowest time in this region.

(c) Reclassification of prior period amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
NOTE 3. BANK INDEBTEDNESS
During the quarter, Precision decreased the borrowing capacity of an existing secured operating facility to U$30.0 million from US$40.0 million.  This secured operating facility is used for the issuance of letters of credit and performance and bid bonds to support international operations.

NOTE 4. LONG-TERM DEBT
	June 30,	December 31,
	2016	2015
Secured credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	845,585	899,600
6.5% senior notes due 2021 (US$390.2 million)	507,572	553,600
5.25% senior notes due 2024 (US$400 million)	520,360	553,600
6.5% senior notes due 2019	200,000	200,000
	2,073,517	2,206,800
Less net unamortized debt issue costs	(24,231)	(26,290)
	$2,049,286	$2,180,510

During the first quarter of 2016 Precision repurchased and cancelled US$9.8 million of the 6.5% senior notes due 2021 for an aggregate purchase price of US$6.2 million.

During April 2016, Precision amended certain financial covenants governing its senior credit facility. This amendment among other things: (i) temporarily reduces the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio of greater than 2:1 to 1.5:1 for the period up to and including June 30, 2018, reverting to 2.5:1 thereafter until maturity of the facility; (ii) permits second lien debt up to US$400 million subject to certain terms and conditions; (iii) amends certain negative covenants to, among other things, prevent distributions during the covenant relief period; (iv) adds a new covenant which limits borrowing on the facility to draw a maximum of $50 million on the facility if the only purpose is to accumulate cash; (v) adds a new covenant that restricts the repurchase and redemption of unsecured debt subject to a pro-forma minimum liquidity of US$500 million.

At June 30, 2016, we were in compliance with the covenants of our secured credit facility and unsecured senior notes.
Long-term debt obligations at June 30, 2016 will mature as follows:

2019	$200,000
2020	845,585
Thereafter	1,027,932
$2,073,517

 NOTE 5. SHAREHOLDERS' CAPITAL
	Number	Amount
Common shares
Balance December 31, 2015	292,912,090	$2,316,321
Options exercised:
Cash consideration	324,668	1,914
Reclassification from contributed surplus	-	1,041
Balance June 30, 2016	293,236,758	$2,319,276

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2015	$663,886	$(497,785)	$166,101
Other comprehensive income (loss)	(147,991)	120,000	(27,991)
Balance, June 30, 2016	$515,895	$(377,785)	$138,110

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability Classified Plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non- Management Directors' DSUs(c)	Total
Balance, December 31, 2015	$10,459	$19,624	$6	$2,383	$32,472
Expensed during the period	4,429	6,275	21	1,083	11,808
Payments	(5,568)	(9,378)	–	–	(14,946)
Balance, June 30, 2016	$9,320	$16,521	$27	$3,466	$29,334

Current	$6,077	$6,767	$27	$–	$12,871
Long-term	3,243	9,754	–	3,466	16,463
	$9,320	$16,521	$27	$3,466	$29,334

 (a) Restricted Share Units and Performance Share Units
 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:
	RSUs Outstanding	PSUs Outstanding
December 31, 2015	2,896,818	4,898,455
Granted	1,868,600	3,384,500
Redeemed	(1,258,032)	(1,113,362)
Forfeitures	(231,747)	(556,293)
June 30, 2016	3,275,639	6,613,300

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2015	343,132	$15.22 – 17.38	$15.93	343,132
Forfeitures	(89,756)	15.22 – 17.38	17.38
June 30, 2016	253,376	$15.22 – 15.79	$15.47	253,376

(c)  Non-Management Directors – Deferred Share Unit Plan
A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2015	428,028
Granted	90,397
June 30, 2016	518,425

Equity Settled Plans
(d)  Non-Management Directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement.
Deferred share units outstanding as at December 31, 2015 and June 30, 2016 were 195,743.

(e) Option Plan

A summary of the activity under the option plan is presented below:
Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2015	6,168,596	$5.22	–	14.50	$8.93	3,870,673
Granted	615,200	4.46	–	4.46	4.46
Exercised	(293,668)	5.85	–	5.85	5.85
Forfeitures	(283,452)	5.85	–	11.16	7.41
June 30, 2016	6,206,676	$4.46	–	14.50	$8.70	4,387,159

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2015	4,582,237	$4.95	–	15.21	$8.30	2,468,185
Granted	2,105,100	3.21	–	5.02	3.29
Exercised	(31,000)	4.95	–	4.95	4.95
Forfeitures	(1,222,564)	3.21	–	10.74	6.83
June 30, 2016	5,433,773	$3.21	–	15.21	$6.71	2,702,629

The per option weighted average fair value of the share options granted during 2016 was $1.78 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 50%. Included in net loss for the three and six months ended June 30, 2016 is an expense of $0.8 million (2015 - $1.3 million) and $2.0 million (2015 - $2.5 million), respectively.

NOTE 8. FINANCE CHARGES
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Interest:
Long-term debt	$33,419	$31,914	$68,771	$63,997
Other	106	46	281	713
Income	(1,656)	(739)	(2,254)	(14,831)
Amortization of debt issue costs	1,292	1,127	2,600	2,151
Finance charges	$33,161	$32,348	$69,398	$52,030

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted earnings per share:
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net loss - basic and diluted	$(57,677)	$(29,817)	$(77,560)	$(5,784)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2016	2015	2016	2015
Weighted average shares outstanding – basic	293,134	292,865	293,027	292,843
Effect of stock options and other equity compensation plans	–	–	–	–
Weighted average shares outstanding – diluted	293,134	292,865	293,027	292,843

NOTE 10. SEGMENTED INFORMATION
The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended June 30, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$147,780	$16,731	$–	$(532)	$163,979
Operating loss	(43,909)	(9,136)	(21,166)	–	(74,211)
Depreciation and amortization	86,412	6,568	3,631	–	96,611
Total assets	3,811,152	198,794	502,454	–	4,512,400
Goodwill	206,306	–	–	–	206,306
Capital expenditures	51,718	705	1,001	–	53,424

Three months ended June 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$299,943	$35,589	$–	$(1,070)	$334,462
Operating loss	(1,988)	(9,410)	(20,375)	–	(31,773)
Depreciation and amortization	108,407	8,706	3,015	–	120,128
Total assets	4,425,338	339,838	428,671	–	5,193,847
Goodwill	205,043	16,968	–	–	222,011
Capital expenditures	111,283	256	1,506	–	113,045

Six months ended June 30, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$422,617	$45,185	$–	$(2,096)	$465,706
Operating loss	(12,571)	(18,553)	(39,072)	–	(70,196)
Depreciation and amortization	170,691	13,778	7,391	–	191,860
Total assets	3,811,152	198,794	502,454	–	4,512,400
Goodwill	206,306	–	–	–	206,306
Capital expenditures	76,451	1,048	3,086	–	80,585

Six months ended June 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$748,008	$101,671	$–	$(3,097)	$846,582
Operating earnings (loss)	74,377	(11,111)	(47,752)	–	15,514
Depreciation and amortization	212,238	17,464	6,523	–	236,225
Total assets	4,425,338	339,838	428,671	–	5,193,847
Goodwill	205,043	16,968	–	–	222,011
Capital expenditures	333,877	1,779	3,211	–	338,867

The Corporation's operations are carried on in the following geographic locations:
Three months ended June 30, 2016	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$45,721	$83,826	$36,453	$(2,021)	$163,979
Total assets	2,007,631	1,870,792	633,977	–	4,512,400

Three months ended June 30, 2015	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$82,901	$193,507	$63,497	$(5,443)	$334,462
Total assets	2,157,194	2,324,324	712,329	–	5,193,847

Six months ended June 30, 2016	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$170,476	$218,920	$80,081	$(3,771)	$465,706
Total assets	2,007,631	1,870,792	633,977	–	4,512,400

Six months ended June 30, 2015	Canada	United States	International	Inter- Segment Eliminations	Total
Revenue	$296,847	$437,834	$124,003	$(12,102)	$846,582
Total assets	2,157,194	2,324,324	712,329	–	5,193,847

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at June 30, 2016 was approximately $1,853 million (December 31, 2015 - $1,736 million).
Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
Level III—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION
STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
 Calgary, Alberta
TRANSFER POINT
Computershare Trust Company NA
 Canton, Massachusetts
Q2 2016 TRADING PROFILE
Toronto (TSX: PD)
High: $7.71
Low: $5.19
Close: $6.85
Volume Traded: 121,903,553
New York (NYSE: PDS)
High: US$6.08
Low: US$3.98
Close: US$5.30
Volume Traded: 134,791,600
ACCOUNT QUESTIONS
Precision's Transfer Agent can help you with a variety of shareholder related services, including:
• change of address
• lost unit certificates
• transfer of shares to another person
• estate settlement
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
 Canada
1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com
ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision's website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov.

CORPORATE INFORMATION

DIRECTORS
William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Steven W. Krablin
Stephen J.J. Letwin
Kevin O. Meyers
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Niels Espeland
President, International

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Veronica Foley
Senior Vice President, General Counsel and Corporate Secretary

Carey Ford
Senior Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com